                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                         (Amendment No._____________)(1)

                                Spatialight, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805691 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles Snow, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 10, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 805691 10 2              SCHEDULE 13D              Page 2 of 7 Pages
________________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Isidore A. Becker
________________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
________________________________________________________________________________

    3      SEC USE ONLY
________________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
________________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
________________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
________________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |   1,804,000
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |   0
  OWNED BY     |_____|__________________________________________________________
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   1,804,000
               |_____|__________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
_______________|_____|__________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,486,400
________________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
________________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.8%
________________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
________________________________________________________________________________

                               Page 2 of 7 Pages

Item 1. Security and Issuer.

        This statement (this "Statement") relates to the common stock, par value $0.01 per share ("Common Stock"), of Spatialight, Inc., a New York corporation ("Spatialight"). The principal executive offices of Spatialight are located at 9 Commercial Blvd., Suite 200, Novato, California 94949.

Item 2. Identity and Background.

        (a) - (c) This Statement is being filed by Isidore A. Becker ("Mr. Becker"), whose address is 10155 Collins Avenue, Apt. 1501, Bal Harbour, Florida 33154. Mr. Becker is the Chairman of Shaw Ross International Importers, a wholly-owned subsidiary of Southern Wine and Spirits, Inc.

        (d) During the last five years, Mr. Becker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Becker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Becker is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Becker is filing this Statement because the entities which purchased the Common Stock on Mr. Becker's behalf incorrectly reported the source of funds for the purchase of the Common Stock and the beneficial owner of the Common Stock in certain Schedules 13D filed September 6, 1996, July 14, 1997 and November 30, 1999.

        For a period of more than ten (10) years, Mr. Becker engaged Argyle Capital Management Corporation and its President, Robert A. Olins (collectively, the "Olins Entities") as his financial advisor pursuant to a written agreement (the "Agreement") under which the Olins Entities were empowered from time to time, with Mr. Becker's consent, to make investments on behalf of Mr. Becker. Under the Agreement, now terminated, the proceeds of such investments when liquidated are to be used to pay the costs of the investment, and any profit or loss resulting therefrom are to be divided eighty percent (80%) to Mr. Becker and twenty percent (20%) to the Olins Entities. Most, but not all such investments were purchased in Mr. Becker's securities brokerage account over which the Olins Entities held discretion.

        Other than 120,000 shares of Spatialight Common Stock purchased in market transactions in Mr. Becker's securities brokerage account referred to below, no Spatialight securities have been recorded in Mr. Becker's name. Of all the securities of Spatialight referred to below, certificates for only 792,500 shares of Common Stock, and certificates for 792,500 warrants have been delivered to Mr. Becker. Such certificates were delivered to Mr. Becker in the Spring of 1999, but Spatialight has refused to transfer the same to Mr. Becker's name.

                               Page 3 of 7 Pages

        In July 1996, pursuant to the Olins Entities' advice, and pursuant to the Agreement, Mr. Becker purchased 1,585,000 shares of the Common Stock and warrants to purchase an additional 1,585,000 shares for an aggregate purchase price of $1,790,000. The source of the purchase price was Mr. Becker's personal funds. The transaction was conducted through two intermediary entities: Jalcanto Limited, an Isle of Man corporation ("Jalcanto"), which purchased 792,500 shares of Common Stock and warrants to purchase an additional 792,500 shares on Mr. Becker's behalf, and Sabotini Limited, an Isle of Man corporation ("Sabotini"), which also purchased 792,500 shares of Common Stock and warrants to purchase an additional 792,500 shares on Mr. Becker's behalf. The Common Stock and warrants purchased in the name of Sabotini in July 1996 are represented by the certificates Mr. Becker received in the Spring of 1999, mentioned above.

        In November 1996, the Issuer issued an additional 275,000 shares of Common Stock to each of Jalcanto and Sabotini for no additional consideration in connection with an amendment to the July 1996 agreement to purchase the above referenced 1,585,000 shares of Common Stock, such additional 550,000 shares again being held by Jalcanto and Sabotini.

        In June 1997, the Issuer issued additional warrants to purchase an additional 200,000 shares of Common Stock to each of Jalcanto and Sabotini for no additional consideration in connection with the settlement of a dispute connected to the July 1996 agreement, such additional 400,000 warrants being held by Jalcanto and Sabotini.

        Commencing in November 1997 and continuing through July 1998, pursuant to the advice of the Olins Entities, and pursuant to the Agreement, Mr. Becker loaned amounts totaling $684,000 to Spatialight in exchange for a note in the amount of $684,000 convertible into 1,368,000 shares of Spatialight Common Stock. The source of the investment was Mr. Becker's personal funds.

        Commencing in April 1997 and continuing through December 1997, Mr. Becker invested additional amounts totaling $685,000 pursuant to the Agreement and pursuant to the advice of the Olins Entities for purposes other than the purchase of Spatialight securities. The source of these investments also was Mr. Becker's personal funds. The Olins Entities have failed and refused to account to Mr. Becker for the foregoing $685,000. On information and belief, the Olins Entities did not use these funds for the purposes intended, but rather used at least $504,000 of such funds to purchase a note from Spatialight for $504,000 convertible into 1,008,000 shares of Common Stock of Spatialight. Spatialight did not issue a convertible note in the amount of $684,000 to Mr. Becker for his investment described in the previous paragraph, but rather issued a note to the Olins Entities in the amount of $1,188,000 convertible into 2,376,000 shares of Spatialight Common Stock. Mr. Becker has commenced an action in the Supreme Court of the State of New York, New York County against Spatialight and the Olins Entities to recover damages, including a claim that Mr. Becker is not only entitled to the benefit of the investment of the $684,000 he invested with Spatialight, but also the investment of the $504,000 by the Olins Entities plus interest on the $1,188,000 note, whether paid in


                               Page 4 of 7 Pages
cash or in kind. Mr. Becker also claims ownership of 100% of the investments made on the advice of the Olins Entities by reason of the failure of the Olins Entities to observe their fiduciary duties to Mr. Becker. Mr. Becker commenced an action in the High Court of Justice on the Isle of Man against Jalcanto and Sabotini, and on January 26, 2000, obtained an injunction from the Chancery Division preventing transfer of the assets of such entities.

        From April 1998 to June 1999, pursuant to advice from the Olins Entities and pursuant to the Agreement, Mr. Becker purchased 120,000 shares of Common Stock of Spatialight in market transactions in his securities brokerage account, over which the Olins Entities have discretion.

Item 4. Purpose of Transaction.

        Except as otherwise described herein, Mr. Becker does not have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of Spatialight or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Spatialight or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Spatialight or any of its subsidiaries, (d) any change in the present board of directors or management of Spatialight, (e) any material change in the present capitalization or dividend policy of Spatialight, (f) any other material change in Spatialight's business or corporate structure, (g) any change in Spatialight's charter or By-laws or other actions which may impede the acquisition of control of Spatialight by any person, (h) causing a class of securities of Spatialight to be de-listed from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of Spatialight to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

        Other than the exercise of warrants or conversion of notes, Mr. Becker has no plans to acquire any other securities of Spatialight.


                               Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

        (a) - (b) At the date of this Statement, without giving effect to Mr. Becker's claims in litigation, Mr. Becker claims beneficial ownership of the following:

Source of shares of Common Stock           Beneficial Ownership Claimed (%)      Beneficial Ownership Claimed (#)
---------------------------------------- ------------------------------------- -------------------------------------
792,500 shares (Jalcanto)                                80%                                 634,000
792,500 warrants (Jalcanto)                              80%                                 634,000
792,500 shares (Sabotini)                                80%                                 634,000
792,500 warrants (Sabotini)                              80%                                 634,000
---------------------------------------- ------------------------------------- -------------------------------------
275,000 shares (Jalcanto)                                80%                                 220,000
200,000 warrants (Jalcanto)                              80%                                 160,000
275,000 shares (Sabotini)                                80%                                 220,000
200,000 warrants (Sabotini)                              80%                                 160,000
---------------------------------------- ------------------------------------- -------------------------------------
$684,000 of $1,188,000 note
(Olins Entities)                                         80%                               1,094,400
---------------------------------------- ------------------------------------- -------------------------------------
120,000 shares (market transactions)                     80%                                  96,000
======================================== ===================================== =====================================
         Total ...............................................................             4,486,400

This represents approximately 33.8% of the total number of the issued and outstanding shares of Common Stock (based upon information contained in the Issuer's Form 10-QSB for the period ended September 30, 1999, which reported that there were 13,288,258 shares of Common Stock issued and outstanding as of November 1, 1999).

        (c) Except as described herein, Mr. Becker has not effected any transaction in the Issuer's Common Stock during the past 60 days.

        (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as otherwise herein described, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Becker and any other person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Notwithstanding the foregoing, Mr. Becker has an agreement with the Olins Entities, to pay to the Olins Entities a performance based fee interest in an amount equal to 20% of the net profit or loss realized on Spatialight securities owned by Mr. Becker. This agreement does not grant the Olins


                               Page 6 of 7 Pages

Entities, or any other entity, the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and creates no relationship with respect to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies. Mr. Becker believes that this agreement has been reduced to writing; Mr. Becker has misplaced his copy of such writing, and will file it as an amendment hereto when found.

           With the exception of the 120,000 shares of Common Stock acquired in market transactions, all of Mr. Becker's beneficial interests in Spatialight securities (including the Common Stock) which this Statement describes are currently in dispute. The arrangements pursuant to which Jalcanto, Sabotini and the Olins Entities acquired Spatialight securities on Mr. Becker's behalf have not been reduced to writing.

Item 7. Material to be Filed as Exhibits.

        None.
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         Dated: February 2, 2000

                                                         /s/ Isidore A. Becker
                                                         -----------------------
                                                             Isidore A. Becker

                               Page 7 of 7 Pages